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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

January 2, 2018

Re:	Hudson Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed December 19, 2017 File No. 333-221547

CONFIDENTIAL

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”), and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit a revised response to comment number seven contained in the Staff’s letter dated December 6, 2017 (the “Comment Letter”). This revised response contains supplemental information to the Company’s response to comment number seven contained in the Company’s response letter dated December 19, 2017 (the “Response Letter”). We are also sending, under separate cover, three marked copies of this correspondence showing the changes to the Response Letter.

As discussed with members of the Staff, the information below is being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide all information necessary for the Staff to complete its review on a timely basis.

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Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	2	January 2, 2018

7.	To assist us in better understanding how you have applied IAS 36 to your particular circumstances, please tell us more about how you determined Hudson Group has a single operating segment.

•	7.1. We note the disclosure in Note 5 that your CODM is the Group Executive Committee, formerly the Divisional Committee of Dufry. Please tell us the title and describe the role of each individual who is part of this group CODM. Also tell us the title and describe the role of each individual who directly reports to this group CODM. Please provide us with an organizational chart reflecting the members of the group CODM and the individuals who report to the group CODM to assist us in understanding your response.

Response:

CODM Membership and Functioning

The Company acknowledges the Staff’s comment and presents below an organizational chart reflecting the members of the group CODM and the individuals who report to the group CODM:

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	3	January 2, 2018

The Company has considered the guidance in IFRS 8.7, which defines the CODM as the function that allocates resources to, and assess the performance of, a company’s operating segments. In light of the applicable guidance, Hudson Group identified the Group Executive Committee (“GEC”) (consisting of the Chief Executive Officer (“CEO”) (Mr. DiDomizio), the Chief Financial Officer (“CFO”) (Mr. Bartella) and each of the two Chief Operating Officers (“COOs”) (Mr. Quinn and Mr. Fordyce)) as the CODM of Hudson Group for the following reasons:

•	The GEC was formed for the purpose of managing Hudson Group, i.e., Dufry’s North America division. It was formerly the Dufry Divisional Committee for North America.

•	The collective expertise of the GEC in its role as CODM is derived from its constituent members having regard to the following:

o	The CEO is included in the CODM because he is responsible for leading the overall commercial plan and business development of the Company, providing leadership to the management team, overseeing business execution and performance. In addition, the CEO is accountable for the profit and loss of the Company as a whole.

o	The COOs are included in the CODM because they are responsible for coordinating the organization of department heads, with a focus on the overall operational and financial goals of the Company. Each of the COOs has profit and loss responsibility for the part of the business that he manages. They ensure that the Company’s financial operating objectives are maintained and initiate timely remedial action plans as required. The COOs are also responsible for developing annual budget recommendations, as described in greater detail in response to comment 7.7 below, and for approving financial projections and business terms on all Requests for Proposal (“RFPs”) and extensions of existing business, as described in greater detail below.

o	The CFO is included in the CODM because he is responsible for leading the business across all areas of financial management, including tax, treasury, corporate accounting, regulatory and financial reporting and controllership.

•	The GEC meets monthly to assess the performance of the Company’s operations and to make strategic and operational decisions. Generally, the GEC discusses matters including: evaluating consolidated business performance, assessing business development opportunities and potential bids on new concessions, considering extensions of existing concessions, expanding existing locations and other capital expenditure projects, overseeing M&A and the competitive landscape and managing partner relations and human resource initiatives. The GEC typically assesses the Company’s performance based on consolidated financial information. In some cases, the GEC also considers financial information available for the 170 districts, depending on specific circumstances, as described in more detail in response to comment 7.3 below.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	4	January 2, 2018

•	In addition, the GEC makes decisions on the allocation of resources as part of the annual budget process. This process includes a review of the consolidated budget, the 170 district budgets and the headquarters budget, as described in more detail in response to comment 7.6 below.

•	The CODM’s decision making process is based on reaching a consensus among its four members on all decisions whenever possible. Typically, the CODM member who is an expert in the matter being assessed presents his views and proposes a course of action that the CODM as a group adopts. For example, the CFO drives decisions on the financing and tax structure of the group, while the COOs are responsible for approving sales mix or promotional income opportunities and the CEO is responsible for new strategic projects. In the rare event that the CODM is unable to reach a consensus, the CEO decides the appropriate course of action.

•	Finally, the Company identified the GEC as the CODM because, while some of its meetings are attended by other members of management who report to the GEC, this occurs only when topics relating to an individual’s area of responsibility are discussed. Although these other members of management are consulted by the GEC on specific topics, they are not considered to be part of the CODM, as these other members of management do not take part in the decision making process regarding the allocation of resources and the performance assessment.

Hudson Group Organizational and Management Structure Generally

Hudson Group operates a functional group organization through its GEC and management functions. Due to the size and complexity of Hudson Group’s retail operations, the Chief Operating Officer (“COO”) role is split between two executives, who oversee core retail operations, such as initiatives to drive incremental sales, hiring and managing sales staff and managing other day-to-day activities and local aspects of the business. Both COOs have the same functional responsibilities, but have different direct reports and are responsible for different districts. When interacting with their direct reports and evaluating the performance of their districts, the COOs evaluate several sources of information, including: monthly turnover, direct cost and respective profitability reports by district, weekly detailed payroll reports by district, weekly capex timing reports by project, weekly sales data by district, transaction and occasional passenger reports by district and weekly promotional income collection reports. In addition, the COOs participate in weekly business development calls to discuss new business opportunities and conduct regular calls with the Senior Vice President Operations (“SVP Operations”) that report to them to discuss the financial performance of the respective districts.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	5	January 2, 2018

The detailed reports described above and the specific information discussed in the weekly business development calls or calls with SVP Operations are typically not discussed in CODM meetings. Instead, for the purposes of CODM meetings, COOs aggregate this information to provide operational updates on a consolidated level, as the discussion in CODM meetings is primarily focused on the consolidated results of the Company, as described in more detail in response to comment 7.3 below.

All other functions are performed centrally at headquarters and led by individuals who report directly to the Chief Executive Officer, as presented in the chart above. These functions have implications across Hudson Group’s business, including with respect to: (i) the operation of the retail business (such as identifying and sourcing core product offerings from suppliers, establishing marketing and promotional programs and choosing appropriate core brands to carry across all stores); (ii) interfacing with current and potential landlords (including identifying new retail opportunities, renewing existing concession agreements, negotiating with airports, preparing, presenting and responding to RFPs (requests-for-proposal) and calculating and paying concession fees and rents); and (iii) capital expenditures and other strategic operational decisions (such as transitioning certain stores from Hudson News to the Hudson brand, designing retail spaces, determining product store layout category allocation, creating retail concepts, store construction and refurbishment and capital expenditure decisions). In addition, headquarters is responsible for other day-to-day management of the business, including hiring of General Managers and other senior roles, compliance with local laws and regulations, payroll, information technology and the implementation of the foregoing.

The managerial structure for the Company’s retail operations is structured as follows:

•	Stores: 989 stores operated by Hudson Group are led by store managers.

•

Districts: the stores are allocated into approximately 170 districts. A legal entity may comprise one or more districts and a district may be comprised of one or more concession agreements. There are two key criteria that the Company considers when allocating concession agreements to districts: legal ownership and geographic location

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	6	January 2, 2018

o	For example, a new concession agreement in a new airport where the Company has no operations would generally result in the Company creating a new district. By contrast, if the new concession agreement is in an airport where the Company has existing operations and if the new concession agreement is entered into by the legal entity that owns the existing concession agreements in that airport, the new concession agreement is incorporated into the existing district. However, if the new concession agreement is in an airport where the Company has existing operations but the new concession agreements is entered into by a different legal entity than the legal entity that owns the existing concession agreements in that airport, the Company would create a new district.

Because the airports in which the Company operates vary with respect to their ownership structure and philosophies, strategies and requirements for allocating retail space, awarding concession agreements and conducting the RFP processes, the number of districts and concession agreements varies among, and is frequently determined as a result of criteria preferred by, airports. For example, Hudson Group’s operations at each of Los Angeles International Airport and Dallas/Fort Worth International Airport are divided into seven and 10 districts, respectively, whereas the operations at Toronto Pearson International Airport, Fort Lauderdale-Hollywood International Airport and Midway International Airport each represent one district. Each district is run by a General Manager. As explained in the Company’s response to comment 6, all districts generally have similar economic characteristics because they have similar customers (i.e. travelers), and offer a similar assortment of core products and distribute their products to customers in a similar manner.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	7	January 2, 2018

•	Group: at the group level, management is comprised of seven Senior Vice Presidents Operations and Executive Vice President (“SVP/EVP Operations”), consisting of the six Senior Vice Presidents Operations, who report to the COOs, and the Executive Vice President Duty Free (“EVP Duty Free”). The SVP/EVP Operations are supported by Regional Vice Presidents to whom district General Managers report. The current EVP Duty Free joined the Company following the acquisition of the Nuance Group and his key responsibility is similar to those of the Senior Vice Presidents Operations. He also ensures consistent implementation of the Company’s core business strategies within the entities acquired by Hudson Group as a result of Dufry’s acquisition of the Nuance Group and World Duty Free Group. Currently the EVP Duty Free reports directly to the CEO, primarily due to the aforementioned recent acquisitions, and he will continue to report directly to the CEO as the formal integration of the acquired entities is ongoing. In the future, the GEC will revisit the structure and, as appropriate at that time, may make modifications to the reporting structure as the duties of the EVP Duty Free evolve, and align his reporting line with other Senior Vice Presidents. Each SVP/EVP Operations is assigned a number of districts for which he or she is responsible. Historically, the allocation of districts to an SVP/EVP Operations was generally performed on an ad hoc basis and depended primarily on sales volume, the business relationships of the SVP/EVP Operations in a given airport and geography (as a factor considered only to ensure efficient travel costs). From time to time, the allocation of districts is reviewed and revised by the CODM, and districts are occasionally reallocated to different SVP/EVP Operations. The CODM may choose to reallocate a district based on a number of factors, including new concession wins, the loss of an existing concession, acquisitions, new business concepts or changes in personnel. For example, one of the SVP/EVP Operations retired effective January 1, 2018. His districts will be reallocated between the other SVP/EVP Operations. Because the allocation of districts among SVP/EVP Operations is primarily driven by sales volume and business relationships and not the number of districts, the effective number of districts and the geographical spread of the districts for which a single SVP/EVP Operations is responsible may vary significantly. For example, one SVP/EVP Operations is in charge of 11 districts, including Vancouver International Airport in Canada and Grand Central Station in New York City, whereas a second SVP/EVP Operations is in charge of 34 districts, including the airports in Atlantic City and Houston. The role of each other individual in the chart above corresponds with his or her title.

•	7.2. Please tell us the basis for determining the compensation for each individual who directly reports to the CODM. In doing so, clarify whether any portion of their compensation is based on any financial metrics or operating metrics below the consolidated level, or whether all compensation is based on consolidated results or a flat fee.

Response:	In addition to receiving a base salary, the majority of the individuals reporting directly to the CODM of Hudson Group are eligible for variable compensation in the form of a bonus. The variable compensation is based on a formula, at least 50% of which is dependent on the consolidated results of each of Hudson Group and Dufry Group. For each SVP/EVP Operations, 45% of the remainder of the bonus is based on the results of the districts for which the particular SVP/EVP Operations is responsible. For the remaining members of management who directly report to the CODM, the remaining 50% or less is typically based on Management-by-Objectives (“MBO”) targets, which are agreed on individually, and typically relate to the successful roll-out of specific projects related to their functions, such as timeliness or execution within a project budget.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	8	January 2, 2018

•	7.3. Please tell us how often the group CODM meets to review operating results of the business. Describe to us any financial information the group CODM regularly reviews to prepare for these meetings and, if different, the financial information the group CODM regularly discusses during these meetings. If any financial information is provided to the CODM in more detail than the consolidated level, clearly describe the individual metrics provided and tell us the portion of the company for which this information is presented, such as by concession agreement or by geographic region.

Response:

Frequency of meetings: The CODM meets on a monthly basis to review the operating results.

Financial information regularly provided to the CODM:

(a) Consolidated monthly financial information

(b) Consolidated Sales Report, which includes sales per district and other key performance indicators such as the number of transactions by district and the average spend per transaction by district;

(c) Consolidated advertising income and gross margin reports (only including such income from duty paid stores, as the duty free advertising income is globally managed by Hudson Group’s parent, Dufry Group);

(d) Net working capital report at consolidated level;

(e) Capex report, consolidated and by project;

(f) Turnover and direct cost per district, including all costs incurred on the district level, but excluding certain costs which are not allocated on the district level (for example, financing costs, amortization related to acquisitions, income taxes, costs relating to non-controlling interests and certain franchise fees payable to Dufry) and resulting profitability measures; and

(g) From time to time reports on payroll and contribution margin by district.

Financial information regularly reviewed to prepare for and to be discussed at CODM meetings: The CODM typically discusses the consolidated financial results of the Company. First, the CODM reviews and discusses turnover, starting at a consolidated level and discussing sales contributions from particular districts as appropriate in light of the monthly results. As such, the CODM will as appropriate discuss sales contributions from different districts in different months. Then, the CODM generally reviews each line item on a consolidated basis only, except in the event of material deviations from the budget or from prior years. If there is a material deviation, the CODM will assess available district -level information in order to determine the key contributing factors for the deviation to aid in the CODM’s discussions. For example, if in a given month the personnel expenses significantly exceed the budgeted amounts, the CODM would investigate to determine the main districts causing this issue and additional district level information would be requested for that line item.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	9	January 2, 2018

•	7.4 Please tell us whether any of the CODM’s direct reports regularly attend the CODM meetings, or describe any other meetings or other communications that the CODM regularly holds with its direct reports in which it discusses financial information.

Response:	The CODM holds monthly meetings to assess the performance of Hudson Group and make strategic and operational decisions, including those related to allocation of resources. In addition, the CODM may hold other meetings to manage and understand the status of other key initiatives, such as the status and progress of marketing campaigns or the hiring of key personnel, or review and approve annual budgets or new business plan opportunities. Other members of management, who report directly to the CODM, participate in these meetings on an ad hoc basis. None of these other members of management attend all types of CODM meetings regularly.

•	7.5 Please describe to us the information regularly provided to the CODM and how frequently such information is prepared.

Response:	The CODM reviews the items described in response to comment 7.3 above in order to prepare for its monthly meetings. In addition, the CODM regularly receives a weekly sales report by district.

•	7.6 Please describe to us the information regularly provided to the Board of Directors and how frequently such information is prepared.

Response:	As described in Amendment No. 1, prior to the completion of the initial public offering, as part of a series of Reorganization Transactions, Dufry will cause all of the equity interests of the entities that constitute Hudson Group to be contributed to Hudson Ltd. in exchange for common shares of Hudson Ltd. As a result of these reorganization transactions, which will occur prior to the completion of the initial public offering, the business will be conducted through Hudson Ltd. and its subsidiaries. Prior to this date, the board of directors of Hudson Ltd has not overseen, and will not oversee, the operations of Hudson Group. As such, no materials have been provided to them.

Hudson Group is managed by the GEC which also reports to the Dufry Group, its parent. A monthly call is typically held, in which Hudson Group’s GEC, SVP Controlling & Treasury, Chief Merchandising Officer, EVP Duty Free participate and Dufry Group’s CEO, Global Chief Operating Officer, Chief Financial Officer and Chief Corporate Officer participate. During this monthly call, the reports described in (b), (c), and (e) in the Company’s response to comment 7.3 above are discussed. Hudson Group also provides Dufry Group with all other information and reports as requested.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	10	January 2, 2018

•	7.7 Please explain to us how budgets for Hudson Group are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. Please also tell us whether budgets are prepared only on a consolidated basis or if they are also prepared by concession agreement, by airport, geographically or other basis.

Response:	When a given concession opportunity is presented, an initial multiyear budget (or business plan) is prepared to evaluate the opportunity. The initial multiyear budget is typically prepared on a store and concession level, which may or may not correspond to a district level depending on the airport. The business plan is generally prepared by the business development team in conjunction with other corporate department teams (mainly Merchandising and Design and Construction) and the SVP/EVP Operations in charge of the potential opportunity. The CODM reviews the initial multiyear budget and assesses the business opportunity. The CODM then decides whether to pursue the opportunity. If the CODM decides to move forward with the new concession, it presents the opportunity to the Dufry Investment Committee for formal approval at the Dufry Group level. After an opportunity is secured, the initial multiyear budget is reviewed on an annual basis as part of the regular annual budgeting process on the district level. The annual budget process consists of several steps.

First, the General Managers of each district prepare a budget for their operations. This district budget includes data on net sales, cost of goods sold, store payroll, and certain direct general and selling expenses. Next, the district budgets are reviewed by the SVP/EVP Operations, who consider the items provided therein, and also assess the sales mix, sales growth and operating margin. Following this review by each SVP/EVP Operations, the Finance team supplements each district budget with income and costs managed centrally but that are attributable to each respective district. The Finance team typically adjusts the district budget to reflect items such as advertising income, concession fees and rents, franchise and management fees, IT expenses, payroll and real estate taxes and other similar items. The allocation of those cost is driven by several factors. Net sales are the key allocation factor for many expenses, but some line items are allocated based on the number of stores, number of districts, number of point-of-sale registers (certain IT expenses), real estate value (real estate taxes) or payroll value (payroll taxes). In addition, headquarters produces a budget for its own operations, taking into accounts its expenses, which include items such as personnel, IT expenses, consulting, legal and audit fees, other general expenses, depreciation and amortization, financing costs, income taxes and other similar expenses. A consolidated budget, consisting of the 170 district budgets plus the headquarters budget is then provided to the CODM. The CODM reviews the consolidated budget, as well as the headquarters budget in detail. The CODM’s review of the district budgets typically focuses on line items with material deviations as compared to the two prior years.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	11	January 2, 2018

To achieve the financial goals on consolidated level, the CODM assesses the budgets and revises them as necessary. The CODM members generally discuss, approve or revise line items of the budgets that fall under their respective areas of expertise. The revisions may include increases, decreases or reallocation of items such as turnover or expenses. At district level, any revisions made by the CODM are typically limited to adjusting budgeted growth rates of sales and/or costs to ensure they are aligned with the over-all budgeted growth rates of Hudson Group. Once the CODM’s revisions have been incorporated, the final district budgets and headquarters budget become the consolidated budget of Hudson Group.

•	7.8 Please describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response:	The budget-to-actual variances are discussed by the GEC, in its role as CODM, as a part of the monthly operating results review meetings with the SVP Controlling & Treasury, Chief Merchandising Officer and EVP Duty Free participating, based on the financial information regularly received, as described in management’s response to comment 7.3. The CODM reviews consolidated financial information and select information at the district level, such as net sales. The discussion and analysis of budget-to-actual variance generally starts at consolidated level on a line item basis. Only if deemed necessary, the CODM reviews and analyzes budget-to-actual variance at district and headquarters levels. As noted above in response to comment 7.3, if certain key line items deviate materially from the budget, the COOs, in performing their function as part of the CODM, will inquire on the district level to determine the key contributing factors for those deviations. The SVP of Controlling & Treasury who attends to those meetings would usually provide, on an ad hoc, as required basis, more detailed information to the CODM.

•	7.9 If not apparent from your response to our other comments, please tell us who is held accountable for the performance of each concession agreement and the title and role of the person to whom this individual reports.

Response:	The Company, in response to comment 7.1 above, has described generally the managerial organization of Hudson Group. In summary, while the CEO is responsible for the profit and loss of Hudson Group as a whole and each of the COOs have responsibility for the profit and loss of their respective parts of Hudson Group, there is no single individual who is held accountable for the performance of any particular concession agreement. It is important to note that concessions can be very different in size from one another (e.g., one single store vs. an entire airport), and, as a result, the GEC, in its role as CODM, manages performance at the Hudson Group level. In particular, due to the fact that Hudson Group is organized by function, the GEC, in its role as CODM, has overall responsibility for the performance of the concession agreements and makes the decisions that are responsible for driving the performance of each concession agreement.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	12	January 2, 2018

After analyzing Hudson Group’s business in accordance with IFRS 8, the Company has determined that it operates one single segment. The CODM allocates resources and assesses business performance on the basis of the information it reviews as described in the Company’s response to comment 7.3. Notwithstanding the fact that the CODM occasionally looks at selected district information (i.e. in order to understand larger budget deviations or when annually assessing the budget), it is the Company’s determination that Hudson Group’s operations still form a single segment for the following reasons:

•	The CODM assesses performance and allocates resources of the Company’s business at a consolidated level.

•	There is no other level (e.g., by geography) between consolidated figures and certain district figures that is regularly used for decision making related to resource allocation or for performance assessment.

•	The district information reported to the CODM is limited to turnover, direct cost and respective profitability reports. Even though regularly reported, this information is not regularly reviewed by the CODM, but just in limited circumstances as described above. A regular review by the CODM however is a prerequisite for any component of an entity to qualify as an operating segment according to IFRS 8.5.

•	There is no other information regularly included in the CODM meetings, be it in written or verbal form, apart from the information described in the Company’s response to comment 7.3 that is regularly reviewed by the CODM.

This single operating segment determination is further supported by the nature and structure of Hudson Group’s business activities which consist of 170 districts all with similar economic characteristics, product assortment and customer base; and are managed by a functional group organization through Hudson Group’s GEC and management functions.

Ms. Mara L. Ransom Office of Consumer Products U.S. Securities and Exchange Commission	13	January 2, 2018

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP